UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-38480

IMV Inc.
(Name of registrant)

1344 Summer Street, Suite 412 Halifax, Nova Scotia B3H 0A8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[   ] Form 20-F [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMV Inc.

Date: July 31, 2018	By:	/s/ Pierre Labbé
Name: Pierre Labbé
Title: Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	News Release dated July 31, 2018 announcing release of Second Quarter 2018 Financial Results and Host Earnings Call on August 8, 2018.